SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of January


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of
                                     1934.)


                        Yes _____________   No     _____X_____


       (if "Yes" is marked, indicate below the file number assigned to the
              registrant in connection with Rule 12g3-2(b): 82-   .)


                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
          dated January 2, 2006 announcing that Van der Moolen closes acquisition of Curvalue.

            Van der Moolen closes acquisition of Curvalue;
 Richard den Drijver, CEO of Curvalue, nominated to Van der Moolen's Executive Board; Mr. den Drijver expected to succeed Mr. Boettcher as
                       Chief Executive in 2006

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Jan. 2, 2006--Van der Moolen is pleased to announce that its acquisition of Curvalue Financial Services was completed on January 2, 2006. All assets and liabilities of Curvalue, including its undistributed retained earnings for the full calendar year 2005, are consolidated with those of Van der Moolen Holding NV from that date.
    We expect operational integration of the two firms to be complete by the end of 2006. Although we will seek to maximize the cost savings made possible by the combination, we anticipate few if any staff reductions as a result of the acquisition. Most of the synergies arising from the combination will be on revenue rather than cost lines.
    With the integration of Curvalue and some additional development work, Van der Moolen's business will consist of three key activities, each offering considerable potential:

    -- We expect our NYSE specialist unit to adapt successfully in the new Hybrid market environment, and if the history of changes to the NYSE's market model is any guide, the Hybrid will stimulate trading activity. While our specialist unit will continue to be primarily dependent on external conditions to drive its growth, its fixed costs and capital intensity will be reduced.

    -- Our European trading activities will be greatly expanded, and significantly improved in quality. With increased scope and scale, and with solid reserves of intellectual capital and technological sophistication to draw on, they will be able to create a virtuous circle of innovation driving revenues which can fund further innovation.

    -- Starting from a competitively advantageous position, the Online Trader brokerage activity that we have acquired with Curvalue will have very substantial room for growth, not only in Europe but throughout the world. We want Online Trader to be the portal through which our customers worldwide can access all public markets in any instrument.

    Longer term, we expect integration to become more complete as we introduce principal facilitation to the Online Trader platform.
    Richard den Drijver, founder and CEO of Curvalue, has been nominated to the Executive Board of Van der Moolen Holding NV, subject to the approval of the Annual General Meeting of Shareholders scheduled for April 5, 2005.

    F.M.J. Boettcher, CEO of Van der Moolen, remarked, "We are delighted to welcome the management and staff of Curvalue to the Van der Moolen Group. We believe that the combined firms are truly greater than the 'sum of their parts,' offering exciting growth opportunities well beyond the initially realizable cost synergies. This acquisition fulfills our strategic requirements for an activity that reinforces our European presence, returns us to derivative trading and provides us with the means to develop an institutional customer business. Moreover Curvalue brings us an excellent successor for my position."

    Van der Moolen will announce its earnings for the full year 2005 on February 23, 2006, at which time we will outline the strategy for the combination of Curvalue and Van der Moolen in more detail. As a result of the closing, the date of the Q1/2006 earnings release is amended to May 18, 2006. For more information about Van der Moolen, please visit www.vandermoolen.com.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

    CONTACT: Van der Moolen Holding NV
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             info@vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VAN DER MOOLEN HOLDING N.V.

    Date: January 2, 2006                   By: /s/ Friedrich M.J. Bottcher
                                                ---------------------------

                                            name:  Friedrich M.J. Bottcher
                                            title: Chairman of the Executive
                                                   Board

                                            By: /s/ Leo J. Pruis
                                                ---------------------------
                                            name:  Leo J. Pruis
                                            title: Chief Financial Officer
                                                   Member of the Executive Board

                                            By: /s/ Casper F. Rondeltap
                                                ----------------------------
                                            name : Casper F. Rondeltap
                                            title: Member of the Executive Board